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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 2)*


                         PRESIDENTIAL REALTY CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                              CLASS B COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    741004204
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 S. WILZIG IZAK
                           WILSHIRE ENTERPRISES, INC.
          921 BERGEN AVENUE, 11TH FLOOR, JERSEY CITY, NEW JERSEY 07306
                                  201-420-2800
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                FEBRUARY 22, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

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                               CUSIP NO. 741004204

------------ -------------------------------------------------------------------
(1) NAMES OF REPORTING PERSONS.
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             WILSHIRE ENTERPRISES, INC.  I.R.S. NO.  84-0513668
------------ -------------------------------------------------------------------
(2)          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) |_|
                                                                     (b) |_|
             NOT APPLICABLE
------------ -------------------------------------------------------------------
(3) SEC USE ONLY


------------ -------------------------------------------------------------------
(4) SOURCE OF FUNDS

             WC
------------ -------------------------------------------------------------------
(5)          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) or 2(e)                              |_|

             NOT APPLICABLE
------------ -------------------------------------------------------------------
(6) CITIZENSHIP OR PLACE OF ORGANIZATION

             DELAWARE
----------------------------- -------- -----------------------------------------
                              (7)      SOLE VOTING POWER
         NUMBER OF                                                     226,800

                              -------- -----------------------------------------
           SHARES             (8)      SHARED VOTING POWER
                                                                           -0-
        BENEFICIALLY
                              -------- -----------------------------------------
                              (9)      SOLE DISPOSITIVE POWER
          OWNED BY                                                     226,800

                              -------- -----------------------------------------
       EACH REPORTING         (10)     SHARED DISPOSITIVE POWER
                                                                           -0-
        PERSON WITH

------------ -------------------------------------------------------------------
(11)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             226,800
------------ -------------------------------------------------------------------
(12)         CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                         |_|
             NOT APPLICABLE
------------ -------------------------------------------------------------------
(13)         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             6.8%
------------ -------------------------------------------------------------------
(14)         TYPE OF REPORTING PERSON

             CO
------------ -------------------------------------------------------------------

                                      -2-
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ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         According to a Form 10-QSB filed by Presidential Realty Corporation (the "Issuer") with the SEC, as of September 30, 2004, there were 3,330,552 shares of Class B Common Stock of the Issuer issued and outstanding. On February 22, 2005, Wilshire Enterprises, Inc. ("Wilshire") sold 27,100 shares of the Issuer's Class B Common Stock at a price of $10.1592 per share. On February 24, 2005, Wilshire sold 10,000 shares of the Issuer's Class B Common Stock at a price of $10.05 per share. Both of these sales were open market sales. After such sales, Wilshire beneficially owned 226,800 shares of the Issuer's Class B Common Stock, or 6.8% of the outstanding shares. Wilshire has sole power to vote, or to direct the vote, and sole power to dispose, or to direct the disposition, as to all 226,800 shares of Class B Common Stock beneficially owned by it.

         Other than as described in the preceding paragraph, Wilshire did not effect any transactions in the Issuer's Class B Common Stock during the last 60 days. To the best of Wilshire's knowledge, no executive officer or director of Wilshire beneficially owns any shares of the Issuer's Class B Common Stock, nor have any transactions in the Issuer's Class B Common Stock been effected during the past 60 days by any executive officer or director of Wilshire. In addition, no person is known to Wilshire to have the right to receive or the power to direct the receipt of distributions from, or proceeds from the sale of, the shares of Class B Common Stock beneficially owned by Wilshire.

                                      -3-
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                           February 28, 2005
                                           -------------------------------------
                                           (Date)

                                           WILSHIRE ENTERPRISES, INC.

                                           By: /s/ Seth Ugelow
                                           -------------------------------------
                                           Name:  Seth Ugelow
                                           Title: Chief Financial Officer






            Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

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